UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November 2024
Commission File No.: 001-35165

BRAINSWAY LTD.
(Translation of registrant's name into English)

16 Hartum Street
RAD Tower, 14th Floor
Har HaHotzvim
Jerusalem, 9777516, Israel

(+972-2) 582-4030
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]      Form 40-F [   ]

This Form 6-K is incorporated by reference into the Company's Registration Statement on Form S-8 filed with the Securities and Exchange Commission on April 22, 2019 (Registration No. 333-230979) and the Company's Registration Statement on Form F-3 filed with the Securities and Exchange Commission on July 22, 2024 (Registration No. 333-280934).

EXHIBIT INDEX

Exhibits	Title

99.1	Results of Extraordinary General Shareholder Meeting; Closing of Private Placement

99.2	First Amendment, dated as of November 5, 2024, to Registration Rights Agreement, dated as of September 29, 2024, by and between BrainsWay Ltd. and Valor BrainsWay Holdings, LLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BRAINSWAY LTD.

Date: November 5, 2024	By: /s/ Ami Boehm
Ami Boehm, Chairman of the Board of Directors